The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

08001991

RECEIVED

2008 APR 18 A 9:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 15, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

~~The Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE REGARDING REPAYMENT OF THE PUBLIC FUNDS (PREFERRED STOCK)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 4/21

April 15, 2008

To Whom It May Concern:

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice Regarding Repayment of the Public Funds (Preferred Stock)

Chuo Mitsui Trust Holdings, Inc. (the "Company") received a proposal from the Deposit Insurance Corporation (the "DIC") for discussions with regard to the disposal of the public funds (preferred stock) subscribed in March 1999 by the Resolution and Collection Corporation (the "RCC") through the DIC under the "Law Concerning Emergency Measures for Early Rehabilitation of Financial Functions". In response, the Company hereby announces the following matters regarding repayment of the public funds.

1. Repayment Policy

Based upon the principle of early disposal of the public funds, and giving sufficient consideration to the need to maintain sound management and avoid a negative impact on the markets, the Company has adopted as its policy the goal of making full repayment of the public funds by August 2009 through sales in the market (in secondary distributions) and through repurchases of its own shares, and the Company will continue to conduct negotiations with the relevant authorities.

2. Repayment During Fiscal Year 2008

The Company will continue to conduct negotiations with the relevant authorities, in full consideration of market conditions, regarding the proposed sale in the market (in secondary distributions) of common stock to be issued or delivered upon conversion of a portion of the Company's preferred stock following receipt of approval of the DIC for the RCC's exercise of the related preferred stock conversion rights.

In addition to repayment of the public funds through sales in the market, the Company will also conduct negotiations with the relevant authorities regarding the proposed repayment of the public funds through repurchases of its own shares.

3. Request to the Relevant Authorities

The Company has requested that the relevant authorities to take all necessary actions, including appointment of managing underwriters, with regard to the proposed sales in the market described in item 2 above.

(Reference) Summary of the Public Funds (Preferred Stock)

Stock type	Class II	Class III
Number of shares outstanding:	93,750,000 shares	133,281,250 shares
Aggregate initial issue price:	¥150.0 billion	¥250.25 billion
Aggregate outstanding issue price:	¥150.0 billion	¥213.25 billion
Per share issue price:	¥1,600	¥1,600
Per share liquidation preference:	¥1,600	¥1,600
Per share conversion price:	¥450	¥450
Conversion price adjustment clause:	Downward adjustment only	Downward adjustment only
Conversion price adjustment floor:	¥450	¥450
Annual adjustment date of conversion price:	Every August 1 until 2008	Every August 1 until 2008
Period during which conversion requests acceptable:	Until July 31, 2009	Until July 31, 2009
Mandatory conversion date:	August 1, 2009	August 1, 2009
Conversion price at mandatory conversion date:	Average of 30-day closing price for Company common stock, starting 45 days prior to mandatory conversion date. ¥400 is final reset floor.	Average of 30-day closing price for Company common stock, starting 45 days prior to mandatory conversion date. ¥400 is final reset floor.